Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

REDWIRE ANNOUNCEMENT: CHANGES TO REDWIRE AND GENESIS PARK WEBSITES

The following communications were made available by Redwire on Redwirespace.com on March 25, 2021.

A Message From Our CEO

Over the past year, we have made a series of strategic decisions to achieve one goal: build a company that will accelerate humanity’s expansion into space. Each step has been intentional, bringing together the talent and technology necessary to solidify our position as the mission partner of choice and preeminent developer of space infrastructure. Today, we announced a major milestone on our strategic path: Redwire Space will be going public through a strategic merger with Genesis Park Acquisition Corp., a publicly traded Special Purpose Acquisition Company (“SPAC”).

We believe the future of space exploration will be defined by transformational technologies that enable new capabilities on orbit, open new markets for economic expansion, and provide a sustainable future for humanity beyond low Earth orbit. Through this merger announcement, Redwire will scale its innovation ecosystem, further solidifying our position as the mission partner of choice and accelerating the development of the next generation of space infrastructure. At Redwire, we will build above, supporting humanity’s expansion into space and shaping the future of space exploration for generations to come.

Peter Cannito

Chairman and CEO of Redwire

HERITAGE + INNOVATION

Redwire is the leading developer of mission critical solutions and high reliability components for the next generation of critical space infrastructure.

Combining decades of flight heritage with the agile, innovative culture of a commercial space platform, Redwire is primed to deliver end-to-end solutions to meet the wide-ranging needs of our customers and significantly advance the future of space exploration.

The following communications were made available by Genesis Park on genesis-park.com on March 25, 2021.

REDWIRE TO BECOME PUBLICLY TRADED THROUGH MERGER WITH GENESIS PARK ACQUISITION CORP.

Genesis Park is a Houston-based investment firm that offers companies more than just capital. We are an active partner that leverages our operational expertise and strong network to help our portfolio companies achieve the next level of success. Our deep involvement with corporate carve outs, helping founder/family led businesses, post venture/early growth and distress situations, gives us wealth of experience to rely on as we help business solve problems.

GNPK: The right team at the right time for aerospace infrastructure and services.

Genesis Park Acquisition Corp. (“GNPK”) is a publicly traded special purpose acquisition company sponsored by an affiliate of Genesis Park, trading on the NYSE under the ticker symbol NYSE: GNPK.U. A strength and differentiator of GNPK is our Board of Directors, which has some overlap with Genesis Park. Our purpose-built management team, board of directors and advisory committee has over 325 cumulative years of relevant business and financial experience and a record of over $70 billion in value-added acquisitions.

On March 25, 2021, Genesis Park Acquisition Corp (“GNPK”) entered into a definitive merger agreement with Redwire, a pure play space infrastructure company. Redwire provides critical space infrastructure technology and services and is uniquely positioned to deliver critical solutions to meet the growing needs of national security, civil, and commercial customers for a full spectrum of activity in space. The combined company will retain the Redwire name and is expected to trade on the (NYSE) New York Stock Exchange.

Redwire is differentiated from its peers because it offers both rich flight heritage, with more than 50 years of space flight experience and more than 150 missions flown, and unmatched innovations in space infrastructure, including over 100 patents and applications. Its infrastructure and services enable nearly every space mission, and Redwire sees increasing opportunities as decreasing launch costs continue to enable exponential growth in deployed space infrastructure.

As the mission partner of choice, Redwire’s space infrastructure and services have enabled nearly every space mission.

Genesis Park Acquisition Corp. (“GNPK”) is a publicly traded special purpose acquisition company sponsored by an affiliate of Genesis Park, trading on the NYSE under the ticker symbol NYSE: GNPK.U. In November 2020, Genesis Park Acquisition Corp priced its initial public offering, raising approximately $166 million of capital.

On March 25, 2021, Genesis Park Acquisition Corp (“GNPK”) entered into a definitive merger agreement with Redwire, a pure play space infrastructure company. Redwire provides critical space infrastructure technology and services and is uniquely positioned to deliver critical solutions to meet the growing needs of national security, civil, and commercial customers for a full spectrum of activity in space. The combined company will retain the Redwire name and is expected to trade on the (NYSE) New York Stock Exchange.

Redwire Board Of Directors

Peter Cannito (Chairman and CEO; Redwire)

Jonathan Baliff (President, CFO and Director; Genesis Park Acquisition Corp.)

John Bolton (Advisor; Genesis Park Acquisition Corp.)

Dr. Reggie Brothers (Chief Executive Officer; NuWave Solutions)

Les Daniels (Operating Partner; AE Industrial Partners)

Joanne Isham (Former Deputy Director; National Geospatial Intelligence Agency)

Kirk Konert (Partner; AE Industrial Partners)

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire,

Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.